

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 13, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Manu Ohri
Chief Financial Officer
Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614

> **Re:**   **Financial Media Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended August 31, 2007**
> **File No. 000-32923**

Dear Mr. Ohri:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief